UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Have Need, Inc

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 27, 2014

Physical address of issuer
2118 Sunset Crest Drive, Los Angeles, CA USA 900046

Website of issuer
https://haveneed.org/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
December 13, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$6,255	$28,901
Cash & Cash Equivalents	$6,255	$27,679
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$402,500	$347,500
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$77,645	-$40,409

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 4, 2019

Have Need, Inc



Up to $500,000 of Crowd Notes

Have Need, Inc ("Have Need", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 13, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $185,000 under the Combined Offerings (the "Closing Amount") by December 13, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 6, 2019 will be permitted to increase their subscription amount at any time on or before December 13, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after December 13, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 22, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at haveneed.org/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/have.need

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Have Need, Inc is a Delaware C-Corporation, formed on March 27, 2014.

The Company is located at 2118 Sunset Crest Drive, Los Angeles, CA USA 900046.

The Company's website is https://haveneed.org/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/have.need and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Determined in conjunction with a broker-dealer.Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	December 13, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained net operating losses in 2018 and 2017. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 30, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is pre-product launch and pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

Many of Company's contracts are understood to be contingent on the successful development and proof of concept of the Have Need platform. The Have Need platform is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it is not guaranteed that Have Need or any other product candidates will be successfully developed or commercialized.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project significant growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities. The company currently has $35k in debt obligations to a former service provider which is expected to be paid down as part of this round. The service provider is also entitled to 4% of the company on a post-money basis, which may present additional dilution to investors.

The Company's success is dependent on consumer adoption of barter, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The barter industry is still evolving, and the Company depends on continued growth of this market.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company relies on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company has a limited operating history upon which investors can evaluate its performance. Further, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The company currently only has one full-time employee, that being the CEO, Josh Kline. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company does not have employment contracts in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the employees leave the Company, the Company might not have any ability to prevent them from joining direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its previous friends and family round. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

Investments counted towards the escrow target may have different terms from the securities you purchase in this offering. Certain investments may be made on a Crowd Note without an escrow target, which means that the Company may start using those investments towards its operations prior to the closing of this round. Such investments are counted towards the escrow target for this round. There is no guarantee that the Company has the full escrow target amount available in cash for operations as of the date of closing.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 81% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
We all have things we don't need and need things we don't have. have|need connects the dots to help us all get what we need.

have|need is a mobile app-based marketplace that matches the haves and needs of a limitless number of participants. have|need negates the primary friction point of bartering – the "double coincidence of wants" – by algorithmically generating Barter Loops™ consisting of multiple parties, thereby expanding the number of potential barter options by orders of magnitude.

have|need allows users to trade for goods and services based on the relative value of their own goods and services. Unlike un-scalable barter systems of the past, have|need's patented technology connects the haves and needs of a limitless number of people via multi-person Barter Loops™. Users determine the fairness of the proposed trades and which ones they accept. We enable bartering via the public have|need network, as well as Group Loops™ which are private barter groups administered by authorized group admins. have|need also enables users to list items they are willing to give away for free while letting those users determine the recipient.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
have|need is pre-launch and has no current customers.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.91% of the proceeds, or $$23,875, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($185,000)	% if Maximum Amount Raised ($500,000)
Product	33%	33%	33%
Team (engineering lead, product and support contractors)	33%	33%	33%
Marketing	24%	24%	24%
SG&A	5%	5%	5%
Legal	5%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Josh C. Kline	CEO	Founder of Have Need, Inc. Former Head of Media & Entertainment at Box.com.

Employees
The Company currently has 1 full-time employee in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities: None.

The Company has issued the following outstanding Debt Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
SAFE	$310,000	No	SAFE notes will dilute the Crowd Note holders.	N/A	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Promissory Note	Butterfly	$2,200.00 AUD (app. $1,500 USD)	0%	N/A	N/A	N/A	At such time as Have Need, Inc. raises at least $1MM USD
Promissory Note	Shinewing	$10,000.00 USD	0%	N/A	N/A	N/A	At such time as Have Need, Inc. raises at least $1MM USD
Promissory Note	Diaspark	$35,000.00 USD	0%	N/A	N/A	N/A	At such time as Have Need, Inc. raises at least $250K USD post-Angel round, and pro rata % for < $250K

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Josh Kline	71,667 shares of common stock	81%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Have Need, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in California. The Company is a mobile application developer that intends to focus on the financial technology and creating social impact.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $7,860 in cash on hand as of August 30, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
SAFE	12/2018	Reg D	SAFE Notes	$300,000	Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Josh Kline
_____
(Signature)

Josh Kline
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Josh Kline
_____
(Signature)

Josh Kline
_____
(Name)

CEO
_____
(Title)

_____
(Date)

/s/Ethan Jacks
_____
(Signature)

Ethan Jacks
_____
(Name)

Board Member
_____
(Title)

_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

HAVE NEED, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

August 23, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Have Need, Inc.
Los Angeles, CA

We have reviewed the accompanying financial statements of Have Need, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 30, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HAVE NEED, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 6,255	$ 27,679
Prepaid Expenses	-	1,221
TOTAL CURRENT ASSETS	6,255	28,901
TOTAL ASSETS	6,255	28,901
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
SAFE Notes	282,500	227,500
Convertible Notes	120,000	120,000
TOTAL LIABILITIES	402,500	347,500
SHAREHOLDERS' EQUITY		
Retained Earnings (Deficit)	(396,244)	(318,599)
TOTAL SHAREHOLDERS' EQUITY	(396,244)	(318,599)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,255	$ 28,901

HAVE NEED, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Revenue	$ -	$ -
Gross Profit	-	-
Operating Expense		
Outside Services	64,449	24,829
General & Adminstrative	12,149	12,628
Travel	1,022	2,952
Advertising	25	-
	77,645	40,409
Net Income from Operations	(77,645)	(40,409)
Net Income	$ (77,645)	$ (40,409)

HAVE NEED, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (77,645)	$ (40,409)
Change in Prepaid Expenses	1,221	(1,221)
Net Cash Flows From Operating Activities	(76,424)	(41,630)
Cash Flows From Financing Activities		
Issuance of Convertible Notes	55,000	45,000
Net Cash Flows From Investing Activities	55,000	45,000
Cash at Beginning of Period	27,679	24,309
Net Increase (Decrease) In Cash	(21,424)	3,370
Cash at End of Period	$ 6,255	$ 27,679

HAVE NEED, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Retained Earnings		Total Stockholders' Equity
Balance at December 31, 2016	$	(278,190)	$ (278,190)
Issuance of Stock			-
Net Income		(40,409)	(40,409)
Balance at December 31, 2017	$	(318,599)	$ (318,599)
Issuance of Stock			-
Net Income		(77,645)	(77,645)
Balance at December 31, 2018	$	(396,244)	$ (396,244)

Reviewed- See accompanying notes.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Have Need, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in California. The Company is a mobile application developer that intends to focus on the financial technology and creating social impact.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained net operating losses in 2018 and 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 30, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

<u>SAFE Notes</u>

During the years ended December 31, 2018 and 2017, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization

("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements. The Company had $282,500 of SAFE obligations outstanding, with a valuation cap of $3,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

Convertible Notes

As of December 31, 2018, the Company had $120,000 in Convertible Notes outstanding. The Convertible Notes are held by a single lender. They are non-interest bearing, and entitle the lender to receive up to 4% of the Company's outstanding equity in the event of a priced equity round. The Convertible Notes have a valuation cap of $3,000,000.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 30, 2019, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website


have|need
Barter for the Connected World
Disclaimer
This presentation contains offering materials prepared solely by Have Need, Inc.
of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentatio
looking statements and information relating to, among other things, the company
strategy, and its industry. These statements reflect management's current views
events based information currently available and are subject to risks and uncertai
the company's actual results to differ materially. Investors are cautioned not to pl
these forward-looking statements as they are meant for illustrative purposes and
guarantees of future results, levels of activity, performance, or achievements, all
made. Moreover, no person nor any other person or entity assumes responsibility
completeness of forward-looking statements, and is under no duty to update any
conform them to actual results.

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have|need is barter for the connected world.

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

have|need is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by have|need without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Founded by Josh C. Kline, 3X startup founder, Emmy award winner, and former Head of Media and Entertainment at Box.com
- Established working relationship with Oxfam Australia, an affiliate of Oxfam International, one of the largest global disaster relief and anti-poverty charitable organization
- Conducted pilot program with USTA Foundation to present underprivileged local youths from the Las Vegas area with tennis equipment in order to introduce them to the game of tennis and to encourage them to continue playing afterward
- $300K raised from angel investors including Carl Eberling (CIO of Encore Capital Group)
- US Patent # 10,332,166 issued June 25, 2019 (System and method for a multi-party dynamic bartering network)

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Pre-Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $185,000
- Offering Type: Side by Side Offering

We all have things we don't need and need things we don't have. have|need connects the dots to help us all get what we need.

Barter is the original form of commerce, but there currently isn't a reliable platform for people to securely and efficiently trade goods and services. Enter have|need: barter for the connected world.

have|need is a mobile app-based marketplace that matches the haves and needs of a limitless number of participants. have|need negates the primary friction point of bartering – the "double coincidence of wants" – by algorithmically generating Barter Loops™ consisting of multiple parties, thereby expanding the number of potential barter options by orders of magnitude.

have|need allows users to trade for goods and services based on the relative value of their own goods and services. Unlike un-scalable barter systems of the past, have|need's patented technology connects the haves and needs of a limitless number of people via multi-person Barter Loops™. Users determine the fairness of the proposed trades and which ones they accept. We enable bartering via the public have|need network, as well as Group Loops™ which are private barter groups administered by authorized group admins. have|need also enables users to list items they are willing to give away for free while letting those users determine the recipient.

Among users in developing economies, have|need has the potential to level the playing field for people that lack access to traditional currency or banking institutions, or are suffering from the effects of hyperinflation.

Ultimately, have|need provides an efficient way for users to barter for goods and services, recirculate goods and services back into their communities and provide charitable relief to those who need it.

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Public Overview Video.

Media Mentions

ANDRE AGASSI FOUNDATION FOR EDUCATION®

USTA FOUNDATION

The Team

Founders and Officers



Josh Kline

CEO AND FOUNDER

Josh is a 3X startup founder, multiple patent author and Emmy Award-winning technologist.

From April 2014 to March 2017 Josh served as Head of Media & Entertainment at Box.com, the Silicon Valley-based cloud content management firm, and is now devoting his full attention to have|need (haveneed.org) in hopes of making a meaningful impact on the lives of people around the globe. Josh has worked at the intersection of media and technology for the past 20 years and spent the last 15+ years building new businesses in digital media, with a focus on content production and distribution. He co-founded and led Sample Digital, Inc. as CEO, where he oversaw the development of, patented and brought to market Digital Dailies, revolutionizing the review and approval process in the film and television production industry, and for which he was awarded a 2013 Primetime Emmy Engineering Award. Josh left Sample Digital to run Secure Path Technology, a cloud-based content identification and metadata services company, followed by a role in Strategic Business Development at Deluxe Digital Distribution. From 2012 - 2013, Josh was the Chief Strategy Officer of Final Draft, Inc., responsible for developing the company's go-forward strategy, and leading development of Final Draft Connect, the company's cloud services platform. Josh has also provided strategic consulting services to clients including Microsoft, Avid and Fujitsu. Josh is an alumnus of USC's School of Planning & Development.

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Key Team Members

Katy Southall
Impact Lead

Gina McDuffie
Marketing Lead

Notable Advisors & Investors



Patricia Suflita Wilson
Advisor, Make-A-Wish



Carl Eberling
Advisor, Verizon/Kaiser/Quest/Encore Capital



Erik Huberman
Advisor, CEO, HawkeMedia



Benjamin Golub
Advisor, Associate Professor of Economics at Harvard University



Ethan Jacks
Advisor, Managing Partner, Mediabridge Capita Advisorsl



Jason Brahms
Advisor, CEO, VideoGorillas



Nicole Hahn
Advisor, Oxfam, UNICEF, Red Cross



David Benson
Advisor, CEO, BeBop Technology; MESA Blockchain Working Group

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description



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Round type:	Pre-Seed
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $185,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Have	Need has set an overall target minimum of US $185,000 for the round, Have	Need must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Have	Need's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



Product   Team   Marketing   Legal
SG&A

If Maximum Amount Is Raised



Product   Team   Marketing   Legal
SG&A

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $300,000
Closed Date	Jun 19, 2017
Security Type	Convertible Note
Valuation Cap	US $3,000,000

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Total Secondhand Apparel Market to Double in 5 Years With Resale Sector Driving the Growth

Based on our research, have|need is the first consumer multiparty marketplace for goods and services, so there is no direct analog for our offering in the market. Accordingly, we look to the broader secondhand economy figures for guidance.

- Craigslist alone generated over $1B USD in revenue in 2018.

- eBay generated $10.75B in revenue in 2018.

- Australia's Gumtree (owned by Ebay) commissioned a report by YouGov Galaxy that estimated the 2018 Global Secondhand Economy at $34B USD (https://www.gumtree.com.au/second-hand-economy/Gumtree-SHE-report-2018.pdf).

- U.S.-based thredUP published a report that estimates the 2018 secondhand apparel market at $24B USD, growing to $51B USD in 2023 (https://www.thredup.com/resale).

The common theme is that consumers are aggressively embracing the secondhand economy. have|need is uniquely well-positioned to capitalize on this trend in combination with the emergence of the sharing economy.

Our target market encompasses a myriad of users who can leverage the have|need platform in different ways, from consumer to impact, and advanced to developing economies:

- Consumer barter: Transactional fees ($ per barter); Premium service fees (shipping, escrow, insurance, deliveries, etc.)

- Impact: Directed charitable donations generating cash processing fees; Brand partnerships generating campaign fees

While have|need does not have any direct competitors, we must compete for users against players that include:

- Craigslist

- eBay

- LetGo

- OfferUp

- Thumbtack

- HomeAdvisor

- Facebook Marketplace

- Depop

- Nextdoor

- Omaze

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained net operating losses in 2018 and 2017. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 30, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is pre-product launch and pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

Many of Company's contracts are understood to be contingent on the successful development and proof of concept of the Have Need platform. The Have Need platform is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it is not guaranteed that Have Need or any other product candidates will be successfully developed or commercialized.

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Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project significant growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities. The company currently has $35k in debt obligations to a former service provider which is expected to be paid down as part of this round. The service provider is also entitled to 4% of the company on a post-money basis, which may present additional dilution to investors.

The Company's success is dependent on consumer adoption of barter, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The barter industry is still evolving, and the Company depends on continued growth of this market.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company relies on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company has a limited operating history upon which investors can evaluate its performance. Further, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The company currently only has one full-time employee, that being the CEO, Josh Kline. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company does not have employment contracts in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the employees leave the Company, the Company might not have any ability to prevent them from joining direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its previous friends and family round. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

Investments counted towards the escrow target may have different terms from the securities you purchase in this offering. Certain investments may be made on a Crowd Note without an escrow target, which means that the Company may start using those investments towards its operations prior to the closing of this round. Such investments are counted towards the escrow target for this round. The Company may not have the full escrow target amount available in cash for operations as of the date of closing.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-

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determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 81% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
〉 📁 Financials (1 file)	Folder
〉 📁 Investor Agreements (1 file)	Folder
〉 📁 Miscellaneous (4 files)	Folder

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What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in have|need

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by have|need. Once have|need accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to have|need in exchange for your securities. At that point, you will be a proud owner in have|need.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, have|need has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now have|need does not plan to list these securities on a national exchange or another secondary market. At some point have|need may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when have|need either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is have|need's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the have|need's Form C. The Form C includes important details about have|need's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

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EXHIBIT D
Investor Deck

Barter for the Connected World



Disclaimer

This presentation contains offering materials prepared solely by Have Need, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Purpose

We all have things we don't need, and need things we don't have. **have|need** closes the loop to help us all get what we need.

To our knowledge, **have|need** is the first multi-party barter platform for goods and services.

have|need has been awarded U.S. Patent #10,332,166: System and Method for a Multi-Party Dynamic Bartering Network



I. Multi-Party Barter

II. Goods & Services

III. Social & Environmental Benefit

(have|need)



Problem

- **OVERCONSUMPTION IS RAMPANT.** Only 1% of goods purchased are still in use after six months. (http://bit.ly/2Whmxtq)

- **CLUTTER CRISIS.** American households have more than 5.3 billion unused items, and 20% of Americans pays rent for self storage. (http://bit.ly/2xU6OH3)

- **MONEY IS TIGHT.** 63% of Americans don't have $500 to cover an emergency. (http://bit.ly/ForbesUSPoverty)

- **RELIABLE TRADE IS NON-EXISTENT.** One-to-one barter does not reach critical mass due to its dependency on the double coincidence of wants, the complexity of scaling transactions, and the lack of an efficient means for reallocating goods and services for material return or social benefit.



Solution

have|need

have|need

Multi-Party Barter Platform for Goods and Services



Intelligently Matches the Haves and Needs
Among Multiple Users

Barter is the original form of commerce.

have|need will close the loop by providing a simple, scalable, tech-enabled barter platform while fostering a trustworthy trading community.



Solution

have|need

What Does Multi-Party Barter Enable?

Utility	Impact	Fun
We're raising two kids and money is tight. Would be great to trade clothes they've outgrown for bigger stuff. Even if nobody needs our kids' old clothes, I can offer some graphic design work in exchange for kids clothes.	I haven't used my old iPad in months. It's just sitting on a shelf collecting dust. I'd love for it to help someone in need, either directly or by supporting a charity.	I'm over these sunglasses. I wonder what I can get in exchange for them.
		
have|need allows users to exchange goods and services	**have|need** connects users with people and charities they want to support	**have|need** enables opportunistic discovery



Team

Josh C. Kline | CEO & Founder



- 3X Startup Founder
- Emmy Award-Winning Technologist
- Inventor of Digital Dailies™
- Head of Media & Entertainment at Box.com
- CSO, Final Draft
- Founder/CEO, Secure Path Technology
- Co-Founder/CEO, Sample Digital
- Author of Multiple Patents



Team

have|need

Advisors

- (HN Co-Founder) Jason Brahms, CEO, Video Gorillas (AI, ML)
- Patricia Wilson, Make-A-Wish "Bat Kid" (Impact)
- Ethan Jacks, JD, MBA, Managing Partner, MediaBridge Capital (Chairman)
- David Benson, BeBop Tech, MESA Blockchain Working Group (Blockchain)
- Ben Golub, PHd, Asst. Prof. Economics, Harvard University (Economics)
- Erik Huberman, Founder/CEO, HawkeMedia (Marketing)
- Nicole Hahn, Oxfam, UNICEF, Red Cross (Humanitarian Impact)

Core

Katy Southall | Impact



- Global Impact Consultant, Advising Non-Profits, Govt, Private Sector and Donors
- Senior roles at Oxfam & Save the Children
- Head of Funding and Development for the People and Planet global network
- Worked in Africa, APAC, Australia, U.K. & EU

Trey Richardson | Product



- Product Owner, Firepoint Solutions
- Sr. Producer, Mondo Robot
- Head of Product & Strategy, Codabox
- Director of Product, Globant
- Sr. Project Mgr./Sr. Producer, NBC, Sony Pictures, Warner Bros.

Gina McDuffie | Marketing



- Co-CEO, CMO, VER
- EVP Global Marketing, Global Experience Specialists
- Senior Director Marketing, DirecTV
- Director of Marketing, Arizona Diamondbacks



Extended Team

- Hemu Nigam, Founder, SSP Blue (Security)
- Jake Zehnder, Dir. Infrastructure, Quantum Solutiions (DevOps)
- Ivan Ivankovich, Co-Founder, Full Stack Finance (Finance)
- Don Lee, Partner, LKP Global Law (Legal)
- RabIT, Hungary (Platform Dev)
- Rootstrap, Uruguay (Mobile Dev)

Why Is This Impactful?



have|need can achieve multi-faceted impact at global scale

- Reallocation and repurposing of excess goods
- Conversion of goods and services to charitable contributions, locally and globally
- Reuse and recycling of goods in local communities
- Equitable exchange of goods and services regardless of access to fiat or crypto currencies
- have|need is good for the planet and your community



Impact Initiative



OXFAM Australia

have|need

have|need has executed an MoU with Oxfam Australia to develop a long-term strategic relationship. Benefits of the relationship with Oxfam AU include:

- Accelerate the **have|need** Impact initiatives
- Surface impact use cases to develop revenue generating features
- Affiliation with a globally trusted charity brand
- Access to potential AU government grant funding to support pilot activities and impact feature development
- Scale the user base globally while reducing customer acquisition costs

Oxfam AU 2015-16 stats:

- 200K donors and 50K active advocates targeted for pilot projects

Oxfam global stats:

- Network of 22MM people in 90 countries
- Oxfam works with ~3500 partner organizations globally across
  - private sector
  - investors
  - community based orgs
  - national and local governments



have|need is proud to be launching with Oxfam Australia

as our primary impact partner in the disaster recovery

and poverty alleviation space.

"Oxfam sees its partnership with have|need as an opportunity to bring together the visions and strategies of two transformational entities in a way which drives strategic value for both and also enables us to achieve more than we can by working alone."

- OXFAM Australia

have|need is proud to be launching with the Andre Agassi Foundation for Education as our primary impact partner in the sports impact space.

"The Andre Agassi Foundation for Education views its relationship with have|need as an important way to help execute on our existing efforts to level the playing field for those in need. The work we have already done with have|need and the USTA Foundation has us excited about working with have|need and scaling up the impact we can deliver together moving forward."



- ANDRE AGASSI FOUNDATION FOR EDUCATION®

Why Now?

Multiple societal and technological trends have created an environment wherein **have|need** can thrive:

   

- Increased activity around sharing, reuse and sustainability

- Recent development of blockchain-based technologies to provide enhanced trust capabilities via ID verification, item provenance and transaction validation

- Rising global connectivity via proliferation of smart devices, increasing cloud computing power and expanding broadband coverage

- Accelerating P2P mobile eCommerce activity



Product

have|need Will Make It Easy to Barter



List something you have....



...or need.



have|need will present trade options...



...and you decide which trades make sense.



When you find something you want...

...join a barter Loop!



Roadmap

Near-term focus on 3rd party integrations to reduce friction and increase efficiency throughout the barter process:

-  **shippo** for shipping
- Barter insurance
- Escrow services
- *PayPal* & *venmo* for cash inclusion
- Multiple social networks to build more trust and functionality in to the system

Functionality to support Impact initiatives:

- Launch Android app
- Features to enable converting goods and services to charitable donations via integration with Pledgeling
- Secure digital ID verification via integration with civic





have | need

Launch Plan

1. Consumer:
   - Implementation of multi-channel marketing plan via HawkeMedia
     - Google, Email, Influencer, Social (FB has barter groups with >250K ppl)
   - Focus on Los Angeles and Bay Area based on personal and professional networks
   - Broad categorization to take advantage of **have|need**'s unique wildcard matching functionality (i.e. "What can I get for my Have / what can I give to receive my Need?")
   - **Group Loops** pilot partners will enable high value engagement and vertically-specific trading groups such as sporting equipment, collectibles, etc.

2. Impact:
   - Pilot programs with Oxfam Australia, leveraging global Oxfam marketing channels
   - Pilot programs with the USTA and Andre Agassi Foundation for Education, leveraging their brands and marketing channels

Supporting activities:
- PR outreach
- Personal and extended network of founders, investors and advisors





have|need does not compete with Craigslist, Letgo, Facebook Marketplace, thredUP, Depop, Nextdoor, Thumbtack, etc. Those services offer variations on one-to-one cash purchase, donation or trading solutions.

We believe have|need to be the first of its kind, enables complex multi-party transactions, and will redefine how people transact for goods and services.

Competitive Landscape

have|need

Company	Single Party	Multi-Party	Cash or Points	Relative Value (Pure Barter)	Goods OR Services	Goods AND Services
have|need		•		•		•
Facebook Marketplace	•		•			•
LetGo	•		•		•	
Nextdoor	•		•	•		•
OfferUp	•		•		•	
Thumbtack	•		•		•	



Business Model



Consumer
Barter Fees

- Free during beta, then $1 per participant per barter
- 1 free barter for every referred member (up to 5)



$2 $3 $4 $5



Premium Services / Advertising Fees



Shipping / Deliveries / Insurance / Escrow

Premium Listings and Targeted Ads

Impact
Brand Campaigns



- Brands currently donate excess products blindly
- have|need will connect brands directly with those who have indicated a need for their products
- This direct human connection can be curated to generate positive campaign assets for the brands
- have|need will charge for access to its network of users

Directed Charitable Donation Fees



- **Example:**
  - Person 1 gives couch to Person 2 in exchange for Person 2 giving a donation to charity specified by Person 1
- have|need receives industry-standard commission on the transaction (~7%)

Market Size (Consumer)



Top Down...

Active Buyers Worldwide (MM)
Alibaba (454)
Amazon (310)
JD.com (236)
Ebay (171)
Rakuten (95)
Etsy (33)
Flipkart (11)

have|need fills the white space between the established Ecommerce players

Bottom Up...

2023 Projected Global Secondhand Apparel Market:

- **$51 Billion USD**

2018 Estimated Global Secondhand Economy:

- **$34 Billion USD**

2018 Craigslist Revenue:

- **$1 Billion USD**



Capital Raise & Use of Proceeds

Pre-Seed Round:

- 12 months of runway
- Powers the public launch of have|need app for both iOS and Android
- Gets us to Seed-stage funding viability (est. Q3 2020) and commencement of monetization efforts

- Product
  - Complete Android mobile app
  - 3rd party integrations (Civic, Shippo, Venmo, etc.)
  - Initiate machine learning development for enhanced recommendations and item listing functionality
- Team
  - Scale engineering resources
  - Onboard product and customer support contractors
- Marketing
  - HawkeMedia launch plan
- Legal
  - Additional patent filings based on machine learning R&D
- SG&A
- Partnerships
  - Expand activities with USTA Foundation and Andre Agassi Foundation for Education
  - Launch pilot projects with Oxfam



SG&A 5%
Legal 5%
Product 33%
Marketing 24%
Team 33%



"I'm going to make a prediction...there will be a major platform...a top 50 startup, that is infrastructure for us to trade."

- Gary Vaynerchuk



(Click me!)

Appendix

- Financials
- Business Model (Phase 2)
- Real World Examples
- Use Cases
- Blockchain



have | need®

Financials



(000's)	Y1	Y2	Y3	Y4
Total Revenue	**$ 335**	**$ 3,779**	**$ 10,781**	**$ 21,408**
Ad Sales	142	1,552	3,632	5,138
Brand Campaigns	-	-	1,362	5,501
Premium Services	2	386	905	1,463
Transaction Sales	190	1,840	4,882	9,305
COGS	$ 246	$ 1,861	$ 3,236	$ 4,139
OpEx	$ 912	$ 2,627	$ 3,208	$ 5,376
EBITDA	**$ (824)**	**$ (709)**	**$ 4,336**	**$ 11,892**
CapEx	$ 20	$ 677	$ 300	$ 330
Net Operating P/(L)	$ (844)	$ (1,387)	$ 4,036	$ 11,562
KPIs				
CAC	$ 0.69	$ 1.23	$ 1.04	$ 0.95
LTV	$ 1.09	$ 3.00	$ 4.68	$ 7.69

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Business Model (Phase 2)

- **White Label Licensing** via organizations that desire to maintain branded, closed barter networks for their members. Such organizations include hospitals, schools, corporations, charities, religious groups, guilds/unions, HOAs, social clubs, etc.

- **Platform/API Access** have|need's functionality will be exposed via APIs in order to power 3rd party offerings that can leverage our multi-party matching capabilities (e.g. vertically-specific barter sites, B2B services, etc.).

- **Data Licensing** have|need will aggregate data related to population needs and the relative value of goods and services on a global scale. This data is valuable to governments, NGOs, economists and the financial industry.



Examples

have|need

How Do We Know It Works?

Multi-party organ barter has fundamentally changed the organ transplant industry and saved thousands of lives.

The New York Times
HEALTH
60 Lives, 30 Kidneys, All Linked
The Indian EXPRESS
Domino kidney Transplant: Four to go under knife mid-May
Domino-III Swap Transplant
DONORS
RECIPIENT
The Great American Kidney Swap
Waiting for a donated organ is a long shot, and buying one is illegal. But sophisticated software, combined with old-fashioned selflessness, could be a solution.

It's the life-saving version of "give a penny, take a penny".





B2B barter via multi-party exchanges has evolved over the past 25 years into a $6-7B* international industry with over 500K participating businesses.

ACTIVE INTERNATIONAL — IMS International Monetary Systems — Universal Currency — IRTA Raising the Standard of the Trade and Barter Industry Since 1979 — BPS Technology — World TradeX Barter Solutions — Collective Currency

* Source: International Reciprocal Trade Association and Harvard Business Review



Use Cases | Consumer



1. **2-Way Simple Barter: Good for Service**
   - A family buys a home in a new neighborhood, and needs their living room painted. They purchased a new sofa for the house and now have a spare.
   - A house painter who lives nearby needs a sofa.

   Solution: family gets living room painted / house painter gets a sofa / have|need generates transactional revenue

2. **3-Way Barter: Multiple Goods and Services**
   - A gardener's lawnmower breaks down, and he needs to work to feed his family.
   - A man has a lawnmower he never uses sitting in his garage, and a son failing high school French.
   - A woman who speaks fluent French has a mess of a lawn and need gardening services.

   Solution: gardener gets lawnmower / kid gets French tutoring / woman gets gardening services / have|need generates transactional revenue

3. **3-Way Barter: Multiple Goods and Services**
   - A Nigerian goat farmer has a broken water pump and more goats than he can sustain.
   - A mechanic can't afford school books for his children.
   - A man whose children have graduated school needs food to feed his family.

   Solution: farmer gets pump repaired / mechanic gets school books for kids / man gets food for family / have|need generates transactional revenue

4. **4-Way Barter: Multiple Goods and Services**
   - A handyman with a young daughter needs childcare help so he can work.
   - A childcare facility needs help saving the info from their old computer and setting up a new one.
   - A computer repairman needs a new refrigerator.
   - A family downsizes, moves into a smaller home and no longer needs their big fridge but needs roof repair.

   Solution: handyman gets childcare / facility gets IT work / IT repairman gets fridge / family gets roof repaired / have|need generates transactional revenue

Use Cases | Global Impact

- Supported by Oxfam, Bhani is one of 20,000 women farmers in Bangladesh accessing mobile information to increase crop yields
- This season, Bhani has had a bumper crop of rice and her son needs expensive medical help
- Dr. Rahman supports Oxfam's work, lives an hour away and wants to barter treatment for rice

- José is a small scale Fair Trade coffee grower in Colombia who needs a cheap component for his irrigation system that he can't source locally
- Hannah in L.A. roasts and grinds her own coffee beans, has a 3D printing company and is able to make this component for Jose

- Nelly and her daughter Abigail live in a slum in Maputo. Abigail needs English tutoring to get into college. Nelly is a pro plumber
- Judith is a retired English teacher in Oxford who wants to visit Mozambique.
- Harry is a Maputo hotel owner with leaky pipes and an Internet connection.

- Following an earthquake in Nepal, Patricia in Melbourne wants to donate two water tanks to Oxfam
- These tanks are not suitable for use in Nepal so Oxfam directs Patricia to have|need
- Greg is a local landscape designer who agrees to make a donation to Oxfam's Nepal appeal in return for Patricia's water tanks

- Oxfam needs to support a climate change program in the Pacific, has staff in every Pacific country and can mobilize millions of climate change campaigners.
- The University of California also needs to be part of a Pacific climate change program and has researchers to support this work
- An Australian engineering company has developed a low-tech rainwater innovation that it needs to test
- A wealthy donor is interested in funding climate change mitigation and has seed funds to enable this collaboration to start.
- A body of Pacific based climate change organizations have networks and relationships with communities across the region



Blockchain Roadmap

have|need

have|need will incorporate Blockchain technologies in a phased approach:

- First, we will integrate Digital ID Verification and Item Verification services from leading third parties
- Second, we will research development of our own Blockchain in order to provide a greater degree of trust among our members

	Phase 1 (Integration)	Phase 2 (R&D)
Digital Identity Verification	civic	ID2020
Item Verification	Provenance	
Asynchronous Multi-Party Transaction Verification		have|need Blockchain



have|need Blockchain

Blockchain technologies have enabled the development of smart contracts, allowing for verification of transactions in newly transparent ways.

have|need barter loop transactions are unique in that they address multiple parties and are asynchronous. Accordingly, we will research the development of a bespoke **have|need** blockchain to support these functional requirements.

The **have|need** blockchain, tied to third party blockchain-based digital ID verification services, will be enhance our trust rating system, allowing us to provide persistent and transparent accountability across our User base, and potentially to third party services.





EXHIBIT E
Video Transcript

Video 1:
After working in media tech for over 15 years, I felt unfulfilled. I didn't feel that I was making a meaningful impact on the world around me. I wanted to find a way to create something that would achieve impact at scale, that would also be driven by an economic engine which would make it sustainable. I've boiled down the challenge to trying to figure out how I could help improve the lives of a couple of billion people with smartphones, but little or no money. I focused on barter and fleshed out that concept into what became Have | Need, a multi-party barter platform for goods and services, that addresses both impact and consumer use cases, in both developing and developed economies.

My name is Josh Kline, the founder of Have | Need. I'm an Emmy-winning technologist and three times startup founder. I created an online review and approval system called digital dailies, which revolutionized film and TV production. And most recently I was the head of media and entertainment at box.com. Our head of impact Katy Southall is based in Melbourne, Australia. She's worked in the NGO world for 25 years, including senior positions at Save the Children and Oxfam. Our COO and CFO, Tim Wesley, has over 20 years of experience in finance, ops, and corp dev. Tim has held senior executive positions and enterprises including Sony Pictures, Dish, and Red Box, as well as several startups. The rest of the team consists of advisors and partners with deep experience in economics, NGO-logistics, marketing, finance, and online security.

Humans are hard-coded to barter. We all do it in different ways every day. However, traditional barter doesn't scale, which gave rise to currency. But we live in a world inhabited by billions of people that don't have much if any currency or access to banking institutions. Have | Need dresses the traditional friction points of barter. We do this by having users list their haves and needs, then intelligently matching them with other users with offsetting haves and needs. By creating barter loops consisting of multiple users, we're no longer constrained to one-to-one transactions. Now, person A can get something from person B, who gets something from person C, who in turn gets what they need from person A. And depending on the good or service offered, these people can be around the block from each other, or around the globe. We also allow the creation of group loops, which are private groups that allow us to offer the service to any organization that wants to maintain control over who their members transact with. If you boil it down, what we've done is to create barter for the connected world, by making it efficient, scalable, and trustworthy.

When I talked about making an impact at scale, I mean global scale. Our potential market is anyone with an internet-connected smart device. I believe Have | Need has the potential to be a multi-billion-dollar business.

I think Gary Vaynerchuk was spot-on when he said there will be a major platform, a top 50 startup, that is infrastructure for us to trade. In closing, remember this, we all have things we don't need and need things we don't have. Have | Need closes the loop to help us all get what we need.

Video 2:
We all have things we don't need and need things we don't have. Have | Need is a new mobile application that connects people with matching haves and needs around corner or around the globe. Here's how it works. Let's say a woman has an old iPad that she doesn't use anymore and desperately needs her kitchen repainted. Meanwhile, a young man needs an iPad for university this year and also happens to play guitar. At the same time, a painter decides that he needs to get guitar lessons for his son. Have | Need connects the dots to help us all get what we need: an iPad, a painted kitchen, and guitar lessons. It's that simple. To get started, visit haveneed.org and sign up. Then add some haves, which can be any type of goods or services, and some needs, also any type of goods or services. That's it. We will ping you once the app is launched and is ready for download. Have | Need will then create barter loops by connecting you to other users with matching haves and needs, helping to make everyone's lives a little bit easier. Visit haveneed.org to learn more, because we're all in this together.

Video 3
Let's take a quick look at the Have | Need iOS app. Here's the home screen, known as the need feed. All the goods and services on the need feed are indexed against my listed haves and needs, which makes them specifically relevant to me. Here in the loop section, you can see that I don't presently have any closed loops. Here is my list of haves, which includes a house-painting service. In my list of needs, is a Lenovo ThinkPad laptop. When I select that ThinkPad, I am shown what I could give in order to receive it. And listed here is the house painting service and a three-person loop, wherein the other two people have already joined. When I select the loop detail button, I see that if I provide house-painting to Derrick, Derrick gives guitar lessons to Jeremy, and Jeremy gives the ThinkPad to me. That trade

works for me, so I also joined the loop. Because the other two members have already joined, this loop is now considered closed. And the three of us are instructed to contact one another and fulfill our obligations. This is one example of how Have | Need enables efficient multi-party barter of goods and services by way of barter loops. Thank you for watching.